Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the

Preliminary Prospectuses

dated May 16, 2019

Registration No. 333-229578

Avantor, Inc.

(the “Issuer”)

Pricing Term Sheet

Concurrent Offerings of

207,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

18,000,000 Shares of 6.250% Series A Mandatory Convertible Preferred Stock

(the “Mandatory Convertible Preferred Stock Offering”)

May 16, 2019

This pricing term sheet relates to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) Avantor, Inc.’s preliminary prospectus (the “Common Stock Preliminary Prospectus”) dated May 16, 2019 relating to the Common Stock Offering; and (ii) Avantor, Inc.’s preliminary prospectus (the “Mandatory Convertible Preferred Stock Preliminary Prospectus”) dated May 16, 2019 relating to the Mandatory Convertible Preferred Stock Offering (together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectuses”). The closing of the Mandatory Convertible Preferred Stock Offering is conditioned upon the closing of the Common Stock Offering, but the closing of the Common Stock Offering is not conditioned upon the closing of the Mandatory Convertible Preferred Stock Offering. Certain capitalized terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus or the Mandatory Convertible Preferred Stock Preliminary Prospectus, as applicable, have the respective meanings given to such terms in such Preliminary Prospectus.

Issuer:	Avantor, Inc., a Delaware corporation

Trade Date:	May 17, 2019

Expected Settlement Date:	May 21, 2019 (T+2)

Common Stock Offering

Shares of Common Stock offered by Avantor, Inc.:	206,999,900 shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”)

Shares of Common Stock offered by the Selling Stockholder:	100 shares

Underwriters’ Option:	The Issuer has granted the underwriters a 30-day option to purchase up to 31,050,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

Symbol/Exchange:	AVTR/The New York Stock Exchange (“NYSE”)

Public Offering Price:	$14.00 per share of Common Stock

Net Proceeds:	The Issuer estimates that the net proceeds to it from the Common Stock Offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by it, will be approximately $2,810.4 million (or approximately $3,233.2 million if the underwriters exercise their over-allotment option in full).

Participation:	Broad Street Principal Investments, L.L.C. (“BSPI”), an affiliate of Goldman Sachs & Co. LLC and a current investor in the Issuer, is purchasing a total of 5,000,000 shares of Common Stock at the Public Offering Price for an aggregate purchase price of $70.0 million. These shares purchased by BSPI will be subject to a 180 day lock-up agreement pursuant to FINRA Rule 5110(g)(1).

CUSIP / ISIN:	05352A 100 / US05352A1007

Bookrunners:

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

BofA Securities, Inc.

Barclays Capital Inc.

Jefferies LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Evercore Group L.L.C.

Guggenheim Securities, LLC

Morgan Stanley & Co. LLC

UBS Securities LLC

Cowen and Company, LLC

Citigroup Global Markets Inc.

Piper Jaffray & Co.

RBC Capital Markets, LLC

Co-Managers:

Robert W. Baird & Co. Incorporated

William Blair & Company, L.L.C.

Janney Montgomery Scott LLC

KeyBanc Capital Markets Inc.

PJT Partners LP

Raymond James & Associates, Inc.

Stephens Inc.

Stifel, Nicolaus & Company, Incorporated

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Drexel Hamilton, LLC

Mandatory Convertible Preferred Stock Offering

Securities Offered by Avantor, Inc.:	18,000,000 shares of the Issuer’s 6.250% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Mandatory Convertible Preferred Stock”).

Underwriters’ Option:	The Issuer has granted the underwriters a 30-day option to purchase up to 2,700,000 additional shares of the Mandatory Convertible Preferred Stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

Symbol/Exchange:	AVTR PRA/NYSE

Public Offering Price:	$50.00 per share of the Mandatory Convertible Preferred Stock

Net Proceeds:	The Issuer estimates that the net proceeds to it from the Mandatory Convertible Preferred Stock Offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by it, will be approximately $872.7 million (or approximately $1,004.0 million if the underwriters exercise their over-allotment option in full).

Liquidation Preference:	$50.00 per share of the Mandatory Convertible Preferred Stock.

Dividends:

6.250% of the liquidation preference of $50.00 per share of the Mandatory Convertible Preferred Stock per annum. Dividends will accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date of the Mandatory Convertible Preferred Stock, and, to the extent the Issuer’s board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate on the Mandatory Convertible Preferred Stock, subject to certain exceptions.

The expected dividend payable on the first Dividend Payment Date of August 15, 2019 is approximately $0.72917 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $0.78125 per share of the Mandatory Convertible Preferred Stock.

Dividend Regular Record Dates:	February 1, May 1, August 1 and November 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2019, and to, and including, May 15, 2022.

Initial Price:	$14.00, which is equal to $50.00, divided by the Maximum Conversion Rate (as defined below).

Floor Price:	Initially $4.90 (approximately 35% of the Initial Price), subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus.

Threshold Appreciation Price:	$16.45, which represents an approximate 17.50% appreciation of the Initial Price, which is equal to $50.00, divided by the Minimum Conversion Rate (as defined below).

Mandatory Conversion Date:	The second business day immediately following the last Trading Day of the Settlement Period. The Mandatory Conversion Date is expected to be May 15, 2022.

Conversion Rate:

Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 3.5714 shares of Common Stock (the “Maximum Conversion Rate”) and not less than 3.0395 shares of Common Stock (the “Minimum Conversion Rate”), depending on the Applicable Market Value of Common Stock, as described below. The Maximum Conversion Rate and the Minimum Conversion Rate are subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus.

The following table illustrates hypothetical conversion rates per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus, based on the Applicable Market Value of Common Stock.

	Assumed Applicable Market Value of Common Stock	Conversion Rate (number of shares of Common Stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)
	Greater than the Threshold Appreciation Price	3.0395 shares of Common Stock, which is the Minimum Conversion Rate

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 3.0395 and 3.5714 shares of Common Stock, determined by dividing $50.00 by the Applicable Market Value of Common Stock

	Less than the Initial Price	3.5714 shares of Common Stock, which is the Maximum Conversion Rate

Early Conversion at the Option of the Holder:	Other than during a Fundamental Change Conversion Period, at any time prior to May 15, 2022, holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the Minimum Conversion Rate of 3.0395 shares of Common Stock per share of the Mandatory Convertible Preferred Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus. This Minimum Conversion Rate is subject to certain anti-dilution adjustments.

Conversion at the Option of the Holder Upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount:

If a Fundamental Change occurs on or prior to May 15, 2022, holders of the Mandatory Convertible Preferred Stock will have the right during the Fundamental Change Conversion Period to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock (or Units of Exchange Property as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus) at the Fundamental Change Conversion Rate described below.

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a “Fundamental Change Dividend Make-Whole Amount” equal to the present value (calculated using a discount rate of 6.250% per annum) of all dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount) for (i) the partial dividend period, if any, from, and including, the Fundamental Change Effective Date to, but excluding, the next Dividend Payment Date and (ii) all remaining full dividend periods from, and including, the Dividend Payment Date following the Fundamental Change Effective Date to, but excluding, the Mandatory Conversion Date, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus.

Fundamental Change Conversion Rate:	The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock for each Fundamental Change Stock Price and Fundamental Change Effective Date set forth below:

	Fundamental Change Stock Price
Fundamental Change Effective Date	$5.00	$10.00	$12.50	$14.00	$15.25	$16.45	$18.00	$20.00	$22.50	$25.00	$30.00	$40.00	$50.00
May 21, 2019	3.4644	3.1406	3.0266	2.9883	2.9696	2.9599	2.9552	2.9568	2.9636	2.9711	2.9825	2.9916	2.9937
May 15, 2020	3.5234	3.2714	3.1207	3.0600	3.0268	3.0069	2.9937	2.9891	2.9919	2.9968	3.0042	3.0086	3.0092
May 15, 2021	3.5534	3.4431	3.2674	3.1681	3.1060	3.0658	3.0366	3.0225	3.0202	3.0218	3.0238	3.0244	3.0244
May 15, 2022	3.5714	3.5714	3.5714	3.5714	3.2787	3.0395	3.0395	3.0395	3.0395	3.0395	3.0395	3.0395	3.0395

The exact Fundamental Change Stock Price and Fundamental Change Effective Date may not be set forth in the table, in which case:

•

if the Fundamental Change Stock Price is between two Fundamental Change Stock Price amounts in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Stock Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the Fundamental Change Stock Price is in excess of $50.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•

if the Fundamental Change Stock Price is less than $5.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

CUSIP / ISIN:	05352A 209 / US05352A2096

Bookrunners:

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

BofA Securities, Inc.

Barclays Capital Inc.

Jefferies LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Evercore Group L.L.C.

Guggenheim Securities, LLC

Morgan Stanley & Co. LLC

UBS Securities LLC

Cowen and Company, LLC

Citigroup Global Markets Inc.

Piper Jaffray & Co.

RBC Capital Markets, LLC

Co-Managers:

Robert W. Baird & Co. Incorporated

William Blair & Company, L.L.C.

Janney Montgomery Scott LLC

KeyBanc Capital Markets Inc.

PJT Partners LP

Raymond James & Associates, Inc.

Stephens Inc.

Stifel, Nicolaus & Company, Incorporated

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Drexel Hamilton, LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus for the applicable offering in that registration statement and the applicable Preliminary Prospectus referred to above for a more complete information about the Issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and the applicable Preliminary Prospectus if you request it by calling Goldman Sachs & Co. LLC at (866) 471-2526, or by calling J.P. Morgan Securities LLC at (866) 803-9204.

The information in this pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus or the Mandatory Convertible Preferred Stock Prospectus, as applicable, to the extent it is inconsistent with the information in the applicable Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the applicable Preliminary Prospectus and which were included in Amendment No.  7 to the Registration Statement on Form S-1 and are available at https://www.sec.gov/Archives/edgar/data/1722482/000119312519148710/d698870ds1a.htm .

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.